Exhibit 1.A. (11)

MEMORANDUM DESCRIBING the INSURANCE COMPANY’S ISSUANCE,

TRANSFER AND REDEMPTION PROCEDURES

INVESTOR LIFE PLUS

(PART II EXHIBIT)

Description of

Transamerica Life Insurance Company’s

(formerly, Merrill Lynch Life Insurance Company)

Issuance, Transfer and Redemption Procedures

for Contracts Pursuant to

Rule 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Transamerica Life Insurance Company (“TLIC”) in connection with the issuance of certain of its flexible premium variable life insurance contracts (“Contracts”) issued through Merrill Lynch Variable Life Separate Account (“Separate Account”), the transfer of assets held under the Contracts, and the redemption by owners of their interests in said Contracts.

PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE CONTRACTS

A. TERM COST STRUCTURE, PAYMENTS AND UNDERWRITING STANDARDS

The term cost charges for TLIC’s Contract will not be the same for all contract owners. Insurance is based on the principle of pooling and distribution of mortality risks which assumes that each owner is charged a cost of insurance commensurate with the insured’s mortality risk as actuarially determined, reflecting factors such as age, sex, health, and occupation. A uniform term cost for all insureds would discriminate unfairly in favor of those insureds representing greater risks. Although there will be no uniform term costs for all insureds, for a given face amount and guarantee period there will be a uniform term cost schedule for all insureds of the same issue age, sex and underwriting classification. Similarly, the face amount that a contract owner can purchase with an initial payment will also vary to reflect factors similar to those that affect term cost charges.

The Contract is a variable life insurance contract providing coverage on an insured named under the Contract and payable upon the death of the insured. The Contract is also available to provide insurance coverage on the lives of two insureds (“joint insureds”) with a death benefit payable upon the death of the last surviving insured. The Contract provides for life insurance coverage which is guaranteed to remain in force for the “guarantee period.” Each payment will extend the guarantee period until such time as the contract owner has a guarantee period for life. The Contract will not be canceled during the guarantee period unless the debt exceeds certain contract values. After the guarantee period, the Contract will remain in force as long as there is not excessive debt and as long as the Contract’s cash surrender value is sufficient to cover the charges due.

The owner may select the face amount, within limits. These limits are based in part on the payment and the payment plan selected. The minimum face amount is the amount that would satisfy the 7-pay test under Federal tax law or, if greater, the face amount that would give a guarantee period for the whole of life assuming all payments are made under the plan. For a given initial payment and face amount the guarantee period is based on the guaranteed maximum cost of insurance rates in the Contract, the deferred contract loading and a 4% interest assumption. Thus for a given initial payment and face amount different insureds will have different guarantee periods depending on their age, sex and underwriting class.

The Contract will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws. Where state insurance laws prohibit the use of actuarial tables that distinguish between men and women in determining premiums and contract benefits for their insured residents, TLIC will comply. In addition, the payment to be made by an owner will be specified in the Contract.

B. APPLICATION AND PAYMENT PROCESSING

When a completed application is received, TLIC will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed insured is insurable. This process may require that further information be provided by the proposed insured before a determination can be made. TLIC uses two methods of underwriting, simplified underwriting and para-medical or medical underwriting. Insureds in a standard classification will have their maximum cost of insurance rates based on the 1980 CSO mortality table. For insureds in a substandard underwriting class, TLIC will use a multiple of these tables. During the underwriting process, TLIC may, however, provide temporary life insurance coverage, the death benefit of which shall not exceed $250,000, until coverage begins under the Contract, provided the premium has been paid.

The date on which a Contract is issued is referred to as the issue date. The issue date represents the commencement of the suicide and contestable periods for purposes of the Contracts. The initial payment will be credited to the Separate Account and the investment base will begin to vary with investment experience on the business day next following receipt of the initial payment at the TLIC’s Variable Life Service Center (the “Service Center”), which is generally the contract date.

The contract date is the date used to determine processing dates, contract years and anniversaries. Processing dates are the contract date and the first day of each contract quarter thereafter. Processing dates after the contract date are the days when TLIC deducts certain charges from a Contract’s investment base. As provided for under state insurance law, the owner, to preserve insurance age, may be permitted to backdate the Contract. In no case may the contract date be more than six months prior to the date the application was executed.

During the “free look” period the initial premium will be invested in the investment division investing in the Money Reserve Portfolio. At the end of the “free look” period, the investment base will be allocated among the investment divisions in accordance with the owner’s instructions. The contract owner may select up to five of the 20 investment divisions of the Separate Account.

Once TLIC’s pre-allocation procedures are available in the state in which the Contract is issued, the following process will apply to initial payments. Through the first 14 days following the in force date, the initial payment will remain in the division investing in the Money Reserve Portfolio. Thereafter, the investment base will be reallocated to the investment divisions selected by the contract owner on the application, if different. The in force date is the date when the underwriting process is complete, the initial payment is received and outstanding contract amendments (if any) are received.

If an age or sex given in the application is wrong, the face amount or any other Contract benefit may also be wrong. TLIC will pay the benefit that any payment would have bought at the correct age or sex.

C. ADDITIONAL PAYMENTS

An owner may make additional payments (under a periodic plan or otherwise) subject to TLIC’s rules. For joint insureds, both insureds must be alive before TLIC will accept an additional payment, except in certain situations as described in the prospectus for the Contract. On the date TLIC receives and accepts an additional payment, whether under a periodic plan or not, it will (1) increase the investment base by the amount of such payment; (2) increase the fixed base by the amount of the payment less the deferred contract loading applicable to such payment; (3) increase the deferred contract loading; and (4) reflect the payment in the calculation of the variable insurance amount. TLIC may in certain circumstances require additional evidence of insurability before accepting an additional payment. Where an additional payment would not require evidence of insurability, the additional payment will be allocated among the investment divisions in accordance with the owner’s instructions or, if no instructions have been received, in proportion to the investment base in each division on that date. The payment will be credited to the Contract on the date of receipt at the Service Center. On that date, TLIC will increase the investment base by the amount of the payment and increase the fixed base by the amount of the payment less the deferred contract loading applicable to such payment and reflect the payment in the variable insurance amount.

When an additional payment requires evidence of insurability, the additional payment will be invested in the investment division investing in the Money Reserve Portfolio on the next business day following receipt of the payment at the Service Center. On the day TLIC completes its underwriting and accepts the additional payment, the investment base applicable to the additional payment in the division investing in the Money Reserve Portfolio will be allocated among the investment divisions in accordance with the owner’s instructions or if no instructions have been received in proportion to the investment base in each division on that date. Once underwriting is completed and the payment is accepted, the payment will be reflected in the investment base, fixed base and variable insurance amount as of the next business day following receipt of the payment at the Service Center.

As of the processing date on or next following the date TLIC receives and accepts the additional payment, TLIC will increase the insured’s guaranteed benefits by increasing either the insured’s guarantee period or face amount or both. If the guarantee period prior to the receipt and acceptance of an additional payment is less than for life, payments will first be used to extend the guarantee period. For joint insureds, if the guarantee period prior to receipt and acceptance of an additional payment is less than for the life of the last surviving insured, the payment will first be used to extend the guarantee period to the whole of life of the last surviving insured. Any amount in excess of that required to extend the guarantee period to the whole of life or any subsequent additional payments will be used to increase the Contract’s face amount.

The contract owner may elect to make payments pursuant to a periodic plan that complies with the 7-pay test under Federal tax law. If this is the case, and if acceptance of an additional payment would affect such compliance, TLIC will not accept the payment until TLIC has confirmed that the contract owner wants to make the payment. Pending receipt of instructions from the contract owner, TLIC will deposit the payment in its general account and credit it with interest until TLIC returns the payment to the owner or accepts the payment.

D. GRACE PERIOD

If the guarantee period is less than for life, a Contract may be canceled by TLIC after the end of the guarantee period if the cash surrender value on a processing date is negative. The Contract, however, provides for a 61-day grace period. The grace period will end 61 days after TLIC mails a notice to the owner stating that the Contract will be terminated.

The Contract will lapse at the end of the grace period unless TLIC has received payment of the charges which were due on the processing date when the cash surrender value became negative. The amount of the charges will be shown on the notice.

During the grace period the death benefit proceeds will equal the death benefit in effect immediately prior to the grace period, reduced by any overdue charges.

E. REINSTATEMENT

A Contract that is canceled by TLIC may be reinstated while the insured is still living. For joint insureds, an owner may reinstate the Contract only if neither insured has died between the date TLIC terminated the Contract and the effective date of the reinstatement. The Contract will be reinstated if, within three years after the end of the grace period, TLIC receives from the Contract’s owner (a)an application to reinstate the Contract; (b) satisfactory evidence of insurability; and (c) a reinstatement payment. The reinstatement payment is the minimum payment for which TLIC would then issue a contract for the minimum guarantee period with the same face amount as the original contract, based on the insured’s attained age and underwriting class as of the effective date of the reinstated Contract.

The reinstated Contract will be effective on the processing date on or next following the date TLIC approves the reinstatement application.

F. REPAYMENT OF LOAN

A loan or any part of a loan under TLIC’s Contracts may be repaid while the insured is living and the Contract is in force. Upon repayment of a loan, a transfer will be made from TLIC’s general account to the Separate Account in an amount equal to the amount repaid. An owner may designate the investment division to which the repayment will be made, otherwise the repayment will be allocated in proportion to the investment base in each division as of the date of the repayment.

G. CHANGING THE FACE AMOUNT

After the first contract year an owner may request a change in the face amount of the Contract without making an additional payment. The effective date of the change will be the next processing date following the receipt and acceptance of the written request, provided TLIC receives it at the Service Center at least seven days before such processing date. A change in face amount is not permitted if the attained age of the insured is over 80. The minimum change in face amount TLIC will make is $10,000 and an owner may request only one change per contract year. A change in face amount may affect the mortality cost deduction. For joint insureds, both insureds must be alive before TLIC will increase the face amount of the Contract. To decrease the face amount, either insured must be alive.

i.	INCREASING THE FACE AMOUNT

To increase the face amount of the Contract, TLIC may require satisfactory evidence of insurability. When TLIC increases the face amount, it will decrease the guarantee period. The maximum increase in face amount is the amount which will give the minimum guarantee period for which TLIC would issue a contract at the time of the request based on the insured’s attained age.

ii.	DECREASING THE FACE AMOUNT

When TLIC decreases the face amount of the Contract, it will increase the guarantee period. The maximum decrease in face amount is the amount which would result in the minimum face amount for which TLIC would issue a contract at the time of the request based on the insured’s attained age, sex and underwriting class. TLIC won’t permit a decrease in face amount below the amount required to keep the Contract qualified as life insurance under Federal income tax laws.

iii.	DETERMINING THE NEW GUARANTEE PERIOD

As of the effective date of any change, TLIC takes the fixed base as of such date and, based on the attained age and sex of the insured and the new face amount of the Contract, re-determines the guarantee period. TLIC uses a 4.0% interest assumption and the guaranteed maximum cost of insurance rates in the calculations.

II.	TRANSFERS AMONG INVESTMENT DIVISIONS

The Account currently has 20 investment divisions, 9 of which invest in shares of a corresponding fund of the BlackRock Variable Series Funds, Inc.; 7 of which invest in shares of a corresponding fund of the BlackRock Series Fund, Inc.; 1 of which invests in shares of a corresponding fund of the AllianceBernstein Variable Product Series Fund, Inc.; 2 of which invest in shares of a corresponding fund of the Invesco Variable Insurance Funds; and 1 of which invests in shares of a corresponding fund of the MFS Variable Insurance Trust, (together the “Series Funds”). The Series Funds are each registered under the 1940 Act as open end investment companies. The owner may transfer among the investment divisions up to five times a year. Allocations can be made into as many as five divisions at any time.

III.	REDEMPTION PROCEDURES; SURRENDER AND RELATED TRANSACTIONS

A. SURRENDER FOR NET CASH SURRENDER VALUE

An owner of a Contract may surrender the Contract for its net cash surrender value at any time while the insured is living. The surrender is effective on the date the contract owner transmits the written request and the Contract to TLIC. TLIC will pay the net cash surrender value based on the next computed value after a request and Contract are received at the Service Center. The net cash surrender value will usually be paid within seven days after receipt of the Contract and a signed request for surrender at TLIC’s Service Center.

The net cash surrender value on the contract date equals the investment base less the deferred contract loading.

The net cash surrender value on each subsequent processing date which is also an anniversary equals the investment base, less the balance of the deferred contract loading not yet deducted. On a processing date other than an anniversary TLIC also subtracts a pro-rata net loan cost if there is any debt.

On a date during a processing period, the net cash surrender value equals the investment base less the balance of the deferred contract loading, less the PRO RATA mortality cost since the last processing date and, if there is any debt, less any pro rata net loan cost.

TLIC will make the payment of the net cash surrender value out of its general account and, at the same time, transfer assets from the Separate Account to its general account in an amount equal to the investment base (applicable to the Contract) held in the Separate Account.

In lieu of receiving the net cash surrender value in a single sum upon surrender of a Contract, the owner may elect to apply the net cash surrender value to one or more of the Income Plans described in the Contract. The Income Plans are subject to the restrictions and limitations set forth in the Contract.

B. DEATH CLAIMS

TLIC will usually pay the death benefit proceeds to the beneficiary within seven days after receipt at its Service Center of the Contract, due proof of death of the insured, and all other requirements necessary to make payment. For joint insureds, TLIC must receive proof of the last surviving insured’s death, which must include proof of death for both insureds.

Death benefit proceeds equal the death benefit, which is the larger of the current face amount and the variable insurance amount, less any debt. During the grace period, the death benefit proceeds will equal the death benefit in effect immediately prior to the grace period, reduced by any overdue charges. TLIC will determine the variable insurance amount daily to take into account the investment experience of the designated investment divisions. The variable insurance amount is determined by multiplying the cash surrender value by the net single premium factor. The death benefit will never be less than the amount required to keep the Contract qualified as life insurance under Federal income tax laws. The proceeds payable to the beneficiary will also be adjusted to reflect any amounts due from riders. Where required by law, the amount payable also reflects interest from the date of death to the date of payment.

TLIC will make payment of the death benefit proceeds out of its general account and, at the same time, will transfer the investment base (applicable to the Contract) out of the Separate Account to the general account. In lieu of payment of the death benefit in a single sum, one or more Income Plans may be elected as described in the Contract.

C.	CONTRACT LOAN

The owner may borrow an amount equal to the difference between the loan value and the debt. The loan value of the contract equals 90% of a Contract’s cash surrender value. The cash surrender value for this purpose will be the net cash surrender value plus any debt. Payment of the loan from Merrill Lynch Life’s general account will usually be made to the owner within seven days of receipt of the request. Interest accrues daily at an effective annual rate of 6.0% compounded annually. The smallest loan will be for $1,000. With a proper request to TLIC, an owner may designate the divisions from which the loan amounts will be transferred. When a loan is taken out, a portion of the investment base equal to the loan is transferred from the Separate Account to TLIC’s general account. Unless designated otherwise by the owner, loans will be allocated among the investment divisions of the Separate Account based upon the investment base in each investment division as of the date the loans are made. The amount maintained in the general account will not be credited with the return earned by the Separate Account during the period the loan is outstanding. Instead, interest will be credited daily at an effective annual rate of at least 4%. Therefore, taking a loan will have a permanent effect on a Contract’s cash surrender value and may have a permanent effect on the death benefit whether or not repaid in whole or in part.

The Contract defines a “target loan amount” of the investment base, plus prior loans not repaid, plus withdrawals taken, less payments made. Interest will be credited daily on the target loan amount at an effective annual rate that is higher than the rate credited to amounts above the target loan amount.

D.	PARTIAL WITHDRAWALS

After the fifteenth contract year, an owner may take partial withdrawals of payments made under the Contract by sending a written form satisfactory to TLIC. The withdrawal is effective on the date the Service Center receives the request. One partial withdrawal may be taken each contract year. The maximum amount of each partial withdrawal is set forth below.

CONTRACT YEAR	MAXIMUM
16	25% of payments made
17	50%
18	75%
19+	100%

As of the processing date on or next following the effective date of the partial withdrawal, the period for which guaranteed coverage is provided will be reduced. The period will be re-determined as follows: (1) the fixed base is calculated as of such date, and (2) based on the contract year, the face amount of the Contract at the time of the partial withdrawal and the amount of the partial withdrawal, TLIC will re-determine the period for which that fixed based can support the face amount.

The fixed base is equal to the cash surrender value on the contract date. Thereafter, it is calculated exactly like the cash surrender value except that the calculation substitutes 4% for the net rate of return and the guaranteed maximum cost of insurance for the current cost of insurance and does not take into account loans and repayments. The fixed base is used to make certain computations under the Contract and is equivalent to the cash surrender value for a comparable fixed benefit contract with the same face amount and guarantee period.

E.	EXCHANGING THE CONTRACT

An owner may exchange the Contract for a fixed contract with benefits that do not vary with the investment results of a separate account provided TLIC receives the owner’s request to exchange and the original Contract within 18 months of the issue date of the Contract. The new contract will have the same owner and beneficiary as the original Contract on the date of the exchange. It will also have the same issue age, issue date, face amount, cash surrender value, benefit riders, and underwriting class as the original Contract. For joint insureds, the Contract may be exchanged for a joint and last survivor contract with benefits that do not vary with the investment results of a separate account. The new contract will have the same owner and beneficiary as the original Contract and it will have the same issue age and underwriting classes as the original Contract.